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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25
                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 1-5530

                                  (Check One):

   / / Form 10-K  / / Form 11-K  / / Form 20-F  /X/ Form 10-Q  / / Form N-SAR

                       For Period Ended:  September 30, 2000

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                        / /  Transition Report on Form 10-K
                        / /  Transition Report on Form 20-F
                        / /  Transition Report on Form 11-K
                        / /  Transition Report on Form 10-Q
                        / /  Transition Report on Form N-SAR

                          For the Transition Period Ended:

                                 --------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:________________________

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                                    PART I
                             REGISTRANT INFORMATION

               Full Name of registrant:  ALLIED PRODUCTS CORPORATION

Former Name if applicable

Address of principal executive office
(Street and number):                         1355 East 93rd Street
City,state and zip code:                     Chicago, Illinois 60619


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                                  PART II
                          RULE 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[]

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) had been attached if applicable.


                                PART III
                               NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Registrant could not file its Form 10-Q within the prescribed time period due to the substantial expense it would incur and the lack of personnel available to gather information for and assemble the requisite financial statements. The Registrant currently has very limited resources available and has lost a significant number of its finance department personnel for the preparation of the Form 10-Q.

      On October 2, 2000, the Registrant filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Illinois (case no. 00 B 28798). The need to comply with bankruptcy procedures has further delayed the preparation of the Form 10-Q.

      The Registrant plans to request confirmation from the Division of Corporate Finance that it will not recommend enforcement action from the Securities and Exchange Commission, if it files, in lieu of periodic reports, including the September 30, 2000 Form 10-Q required under the Securities Exchange Act of 1934, as amended, the monthly operating reports required to be filed to the Bankruptcy Court.


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                                  PART IV
                             OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Richard A. Drexler             773                933-8200
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      (Name)               (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                             [X]  Yes     [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X]  Yes     [ ]  No


                          ALLIED PRODUCTS CORPORATION
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                   (Name of Registrant as specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


                                         /s/ Jack Hinnendael
-----------------------------         ------------------------------------------
Date: November 15, 2000               By:    Jack Hinnendael
                                             Vice President-Accounting and Chief
                                             Accounting Officer


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Securities and Exchange Commission
Form 12b-25
Commission File No.  1-5530
Notification of Late Filing
Attachment for Part IV (3) Other Information

      The Registrant anticipates that it will have a net loss from continuing operations for the nine months ended September 30, 2000. On October 2, 2000, the Registrant filed a voluntary petition under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Northern District of Illinois (case no. 00 B 28798). Due to the termination of several key finance department employees, the Registrant requires additional time to accurately determine its financial results for the nine months ended September 30, 2000. As a result of the above, the Registrant does not believe it would be able to make a reasonable estimate of its results of operations as of the date of this filing.